THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq.	Craig V. Butler, Esq. *
Elliott N. Taylor, Esq.**
Admitted only in California*
Admitted only in Utah**

August 11, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Laura Crotty

Re:	Premier Biomedical, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-174876

Dear Ms. Crotty:

On behalf of Premier Biomedical, Inc. (the “Company’), we herein provide the following responses to the Commission Staff comment letter dated July 11, 2011, regarding the above-listed Registration Statement on Form S-1 for the Company.  We have summarized the Staff’s comments in bold and italics followed by the Company’s response.

General

1.           Please ensure that disclosure throughout the prospectus consistently refers to product “candidates” to clearly indicate that the company has no finished or marketable products at this time.  Also, please clarify in the summary section of the prospectus, if true, that the company only has product candidates and that no candidates are being tested in clinical trials.

Throughout the filing, references to the Company’s products have been revised to clearly refer to product candidates so as to clarify that the Company does not currently have any finished or marketable products at this time.

2.           Because much of the disclosure in the registration statement also appears on the company’s website, please ensure that the information on your website remains consistent with the information in the registration statement as requested revisions and new information that results from the comment process comes to light.

IRVINE OFFICE:		SALT LAKE CITY OFFICE:

9900 RESEARCH DRIVE		406 W. SOUTH JORDAN PARKWAY
IRVINE		SUITE 160
CALIFORNIA • 92618		SOUTH JORDAN
UTAH • 84095
(949) 635-1240 • FAX (949) 635-1244	www.thelebrechtgroup.com	(801) 983-4948 • FAX (801) 983-4958

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 11, 2011

Immediately following the filing of this Amendment No. 1 to the registration statement, the Company will undertake to revise its website to coincide with the disclosure set forth herein.

3.           We note the “feature story” on your website regarding a man named Bruce who claims to have begun trial usage of the company’s Feldetrex technology in August 2010.  Please explain how Feldetrex is being used by Bruce, or other persons, and explain the legal implications thereof in view of the fact that no information in the prospectus or elsewhere indicates that Feldetrex is approved for commercial use or being tested in clinical trials.  Also, please provide appropriate risk factor disclosure, where appropriate, explaining the risk to the company of persons using the company’s product candidates prior to approval or filing of an IND, if applicable.  Please also note that the efficacy and safety of pharmaceutical products is established through a process of clinical testing under FDA oversight and that the subjective and anecdotal information regarding one user’s opinion of a product does not constitute a reasonable basis for disseminating information regarding the efficacy or safety of the company’s product candidates.  You should consider revising this information so that it is consistent with the information in your prospectus.

All references to “Bruce”, or any other individual’s use of the Company’s candidate products, have been removed from the website.  Further, the following risk factor was added:

“If an individual used any of our product candidates prior to their approval by the FDA or other regulatory authority, we face risks of unforseen medical problems, and up to a complete ban on the sale of our product candidates.

The efficacy and safety of pharmaceutical products is established through a process of clinical testing under FDA oversight.  No individual is authorized or should use any of our products outside of an established process of clinical testing.  If an individual were to use one of our product candidates in such a manner, we cannot predict the potential medical harm to that individual.  If such an event were to occur, the FDA or similar regulatory agency might impose a complete ban on the sale or use of our candidate products.”

Supplementally, the Company has advised us that Feldetrex is a proprietary combination of a generic medication, at a low dosage with a combination of vitamins.  Due to the fact that Feldetrex contains a very low dosage of a generic medication, Naltrexone, it may be prescribed by any licensed physician at this time.  The medication may be prepared by any pharmacy at this time, under the direction of a licensed physician.  The Company plans to show the efficacy and safety of this medication through future testing.  However, Naltrexone has already been fully approved as a medication by the FDA in the past, it is the combination of this medication with specific vitamins that will be tested by PBI in the future.

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 11, 2011

Prospectus Summary, page 2

The Offering, page 3

4.           At the bottom of page 3 you state that the 723,200 shares underlying warrants will be sold by 95 selling shareholders; however, footnote 3 to the registration fee table states that these shares will be sold by 85 selling shareholders.  Please reconcile.

Page 3 of the Prospectus has been revised to correctly reflect that there are 85 of the selling shareholders that have warrants.

Risk Factors, page 4

“We are exposed to the risk of liability claims, for which we may not have adequate insurance.” page 8

5.           We note your statements that you intend to have proper insurance in place and intend to adopt or have adopted prudent risk management programs to reduce potential liabilities.  Please explain how you intend to set up a risk management program and the funds that will be needed to do so.  If you believe that you may not be able to put risk management programs in place or obtain insurance in the near future because of a lack of adequate funding or expertise, please revise your disclosure to make this clear.

The disclosure was revised to reflect the fact that the Company does not have risk management programs in place, and that it may not be able to put such programs in place, or obtain insurance, if it doesn’t have the necessary expertise and/or capital.

“We intend to apply to list our common stock for trading on the ‘Over-the-Counter Bulletin Board,’ which may make it more difficult for investors to resell their shares due to suitability requirements.” page 11

6.           Please clarify, if true, that you do not expect to engage a market maker and acquire OTCBB listing prior to the commencement of the offering.  If you believe this is reasonable, please so state.  Also, if you believe it is reasonable that you may not obtain an OTCBB listing until after the completion of the distribution, so state.

The risk factor was revised to reflect the fact that the Company does not intend to seek a listing prior to the effectiveness of this registration statement or commencement of this offering, and that it may not be successful in obtaining a listing, either before the completion of the offering or at all.

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 11, 2011

“Our principal stockholders have the ability to exert significant control in matters requiring stockholder approval and could delay, deter, or prevent a change in control of our company.” page 11

7.           Please revise your disclosure to provide the percentage of stock owned by each of Mr. William A. Hartman and Dr. Mitchell S. Felder.

The risk factor was revised to reflect the current percentage ownership of Mr. Hartman and Mr. Felder, and also to reflect the potential percentage ownership as well as the potential percentage of voting securities held by them.

“We have the right to issue additional common stock and preferred stock without consent of stockholders.  This would have the effect of diluting investors’ ownership and could decrease the value of their investment.” page 12

8.           Please revise your disclosure to include the number of shares of common stock currently issued and outstanding and to state how many additional shares may be issued by the company without obtaining the approval of shareholders for additional authorized shares.

The risk factor was revised to read as follows:

“We are authorized to issue up to 300,000,000 shares of common stock, of which there are currently 11,451,200 shares currently issued and outstanding, and up to 48,174,400 of which may be issued and outstanding if all of our currently outstanding preferred stock and warrants were exercised and converted into common stock.  We therefore have up to an additional 251,825,600 authorized but unissued shares of our common stock that may be issued by us for any purpose without the consent or vote of our stockholders that would dilute stockholders’ percentage ownership of our company.”

“Our common stock is governed under The Securities Enforcement and Penny Stock Reform Act of 1990.” page 12

9.           We note that you have generally discussed The Securities Enforcement and Penny Stock Reform Act of 1990.  Please revise your disclosure to clarify what risk is presented to the company as a result of the Act’s application and to discuss the effect of penny stock rules on a shareholder attempting to sell your shares.

The following paragraph was added to the risk factor:

“As a result of the additional delivery requirements, rather than satisfy the requirements many Broker-dealers often decline to trade in penny stocks given the market for such securities are often limited, the stocks are more volatile, and the risk to investors is greater.  These factors may reduce the potential market for our common stock by reducing the number of potential investors.  This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of their shares.  This could cause our stock price to decline.”

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 11, 2011

“The forward looking statements contained in this Prospectus may prove incorrect.” page 13

10.         We note the following statement on page 13: “In addition to the other risks described elsewhere in this ‘Risk Factors’ discussion, important factors to consider in evaluating such forward-looking statements include:…(iii) changes in our business strategy or an inability to execute our strategy due to unanticipated changes in the digital display industry…”  It appears that your reference to the “digital display industry” was included in error.  Please revise.

This reference was revised to refer to the biotechnology industry.

Description of Securities, page 19

11.         We note your disclosure regarding the Series A Convertible Preferred stock on page 19.  Please revise your disclosure to include the following additional information:

•	Please clarify whether the holders of preferred stock vote as a group with common shareholders as to any matters, identifying the matters specifically.
•	Please address any rights preferred stock holders have to elect directors.
•	Please disclose any rights preferred stock holders have to receive dividends or liquidation payments.
•	Please disclose any redemption rights, either at the option of the company or the holder, and the amount of any such redemption payment.

If the holders of preferred stock have no rights as to any of the above describe matters, please provide clarifying disclosure.

The disclosure was revised to read in pertinent part as follows:

“Preferred Stock.  We are authorized to issue 10,000,000 shares of preferred stock, par value $0.001 per share, of which 2,000,000 shares of Series A Convertible Preferred stock have been authorized (but are not issued).  The Preferred Stock is convertible, at the option of the holder, into one share of common stock for each share of Preferred Stock converted.  The holders of our Preferred Stock also have 100 votes per share of Preferred Stock that they hold, to be voted as a group along with the common shareholders on all matters on which the shareholders are entitled to vote.  The holders of our Preferred Stock have no specific rights, as a group, to elect directors (although the number of votes per share of Preferred Stock entitles the holders of at least 450,000 shares of Preferred Stock, as a group, the right to elect all directors over the holders of our currently outstanding common stock).  The holders of our preferred stock are not entitled to a dividend preference over the common stock, but are entitled to a liquidate preference in the amount of $1.25 per share.  The preferred stock is not redeemable.  Finally, the holders of the preferred stock are entitled to protective provisions as follows:...”

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 11, 2011

Interest of Named Experts and Counsel, page 20

12.         Please provide a cross-reference to your description of the transaction through which The Lebrecht Group, APLC received warrants to acquire 2,500,000 shares of the company’s common stock, as discussed on page F-13 of the registration statement.

The following reference was added:

“See Financial Statements, Note 7- Common Stock Warrants.”

Description of Business, page 21

License Agreements, page 21

13.         Please revise your description of the license agreements with Altman Enterprises LLC and Marv Enterprises, LLC to include the payment terms and obligations of both parties, as discussed on page 52, as well as a description of the duration and termination provisions of each agreement.

The following paragraph was added:

“Under the terms of the two licenses, we agreed to (i) pay a royalty of five percent (5%) of any sales of products using the technology, with no minimum royalty, and (ii) reimburse the licensor for any costs already incurred in pursuing its proprietary rights in the licensed technology and pay any costs incurred for maintaining or obtaining the licensors’ proprietary rights in the licensed technology in the U.S. and in extending the intellectual property to other countries around the world.  The Licensor shall have sole discretion to select other countries into which exclusive rights in the licensed technology may be pursued, and if we decline to pay those expenses, then the licensor may pay said expenses and our licensed rights in those countries will revert to the licensor.  The licenses are for an indefinite term, but may be terminated by either party upon a breach by the other party, or if certain conditions (including obtaining a public listing of our common stock by October 30, 2011) are not satisfied.”

Overview, page 21

14.        We note the following statement on page 21: “Consequently, our first entry into this market carries significant obstacles before reaching the significant opportunities of a $97 billion industry.”  Please revise your disclosure to refer to the specific industry by name.

The referenced market (the therapeutics market for medications that work against cancer, Multiple Sclerosis, infectious diseases, Alzheimer’s disease, strokes and traumatic brain injury) has been identified.

15.        We note the following statement on page 21: “In one isolated case study, FeldetrexTM was shown to demonstrate decreased symptomology of Multiple Sclerosis.”  Please provide support for this statement.

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 11, 2011

The statement regarding the isolated case study has been removed.

Sequential-Dialysis Technique, page 22

16.        Please delete the following statement on page 22, as you do not appear to have empirical information to support your claim: “Our development is that the innovative Sequential-Dialysis Methodology is done extra-corporeally (outside the body) and thus, the myriad of severe side effects which are normally encountered do not occur.”

The second half of the referenced statement was removed; however, the first part of the statement (as set forth below) is accurate.

“Our development is that the innovative Sequential-Dialysis Methodology is done extra-corporeally (outside the body).”

17.        We note the following statement on page 22: “This methodology can be used for the prevention of cancer metastasis, for directly attacking the causation of intractable seizures, for preventing the death of anterior motor neurons in ALS, for preventing the cause of the neuropathological changes in Alzheimer’s disease and Traumatic Brain Injury and for eradicating the causations of infectious diseases.”  Please revise your disclosure to note that the effectiveness of this technique would have to be demonstrable in future clinical studies in order to support this statement.

The referenced disclosure was revised to read as follows:

“We believe that this methodology can be used for the prevention of cancer metastasis, for directly attacking the causation of intractable seizures, for preventing the death of anterior motor neurons in ALS, for preventing the cause of the neuropathological changes in Alzheimer’s disease and Traumatic Brain Injury and for eradicating the causations of infectious diseases, and our intention is that the effectiveness of this technique will be demonstrated and supported in future clinical studies.”

18.        We note the following statement on page 24: “This is accomplished by sequentially dialyzing the patient’s blood extra-corporeally.”  Please explain in plain English how this process is carried out.  Also, please state, if true, that there is currently no clinical evidence to support a conclusion that this treatment method is effective for premetastatic or metastatic cancers and that you merely hope to demonstrate this in future clinical trials.

The following sentence was added to the disclosure to clarify:

“The method will utilize designer antibodies to physically remove the pathophysiologic basis of the disease.  For example, in sepsis there will be the physical attachment and removal of bacteria.  In cancer treatment, there will be the physical attachment and then physical removal of metastasizing cancer cells.  There will also be the physical attachment, and removal of those proteins which allow cancer to metastasize successfully and then thrive-such as angiogenic proteins.  To date there has been no specific clinical evidence to support a conclusion that this treatment is effective for premetastatic or metastatic cancers.  We hope to demonstrate this in future lab and animal experiments.”

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 11, 2011

19.        We note the following statement on page 25: “This would be done by removing the proteins responsible for the pathologic changes in the brain, namely the protein Tau; thus, preventing the cause of the neuropathic changes that cause Alzheimer’s disease.”  Please revise your disclosure to explain how your Sequential-Dialysis Methodology will be used to remove proteins from the brain. Also, please describe any studies or tests conducted by the company in which this has been successfully accomplished.  If you have not successfully accomplished the removal of proteins from the brain using your Sequential-Dialysis Methodology, please revise this statement to clarify that you hope to demonstrate the effectiveness of this technique in future clinical studies.

The following sentence was added to the disclosure to clarify:

“The Tau protein will be removed from the cerebral spinal fluid in which it resides utilizing a designer antibody which will allow for the efficacious removal of the protein.  We hope to demonstrate this in future lab and animal experiments.”

20.        We note the following statement on page 26: “Our Sequential-Dialysis Technique method removes those excitatory neural transmitters that cause the death of those cells.”  Please revise your disclosure to explain how your Sequential-Dialysis Technique removes the excitatory neural transmitters.  Also, please describe any studies or tests conducted by the company in which this has been successfully accomplished.  If you have not successfully accomplished the removal of transmitters using your Sequential-Dialysis Methodology, please revise this statement to clarify that you hope to demonstrate the effectiveness of this technique in future clinical studies.

The following sentence was added to the disclosure to clarify:

“The method will utilize designer antibodies to physically remove excitatory neurotransmitters such as glutamate from cerebrospinal fluid.  We hope to demonstrate this methodology in future lab and animal experiments.”

21.        We note the following statement on page 27: “If proven successful, this technique would dialyze the toxin producing bacteria out of the blood by using antibodies; thus saving countless lives while also providing significant cost savings to hospitals around the country.”  Please revise your disclosure to explain how your Sequential Dialysis Technique would dialyze the toxin producing bacteria out of the blood using antibodies.  Also, please describe any studies or tests conducted by the company in which this has been successfully accomplished.  If you have not successfully dialyzed toxin producing bacteria out of the blood using antibodies with your Sequential-Dialysis Methodology, please revise this statement to clarify that you hope to demonstrate the effectiveness of this technique in future clinical studies.

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 11, 2011

The following sentence was added to the disclosure to clarify:

“The method will utilize designer antibodies to physically remove the toxin producing bacteria out of the blood.  The designer antibodies will attach to the toxin producing bacteria, and then the antibody-antigen compound will be efficaciously dialyzed out of the blood extracorporeally.  We hope to demonstrate this methodology in future lab and animal experiments.”

FedetrexTM, page 28

22.        We note the following statement on page 28: “Although a combination of generic medications, patent attorneys confirm that we have proprietary rights to our Feldetrex™ drug.”  Please revise the disclosure to name your patent counsel, provide the basis of your patent counsel’s belief that you have the proprietary rights to Feldetrex and indicate counsel’s consent to use of their name and the related disclosure.  Otherwise, please delete this statement.

The disclosure was revised to state that “we believe.”

23.        Please delete the following statements, as it does not appear that you have conduct clinical research that provides an empirical foundation for these claims:

•
“Our proprietary Feldetrex™ drug is a proprietary combination of generic medications which is believed to reduce the symptomatology of Multiple Sclerosis, Fibromyalgia, and Traumatic Brain Injury.”  page 28

•	“The dosages, combinations, and ingredients of Feldetrex™ allow it to be efficacious yet have lower side effects.” page 28
•	“There is extensive pathologic and pharmacologic literature which confirms this assumption and supports the Feldetrex™ combination of medications for those diseases.” page 28
•	“The benefit of our proprietary Feldetrex™ drug is that the drug Feldetrex™ decreases patient symptoms but has few side effects.” page 29
•	“Significantly, the side effects of Feldetrex™ are fewer than the side effects of the commonly used ‘ABC’ drugs.” page 29
•	“Patients who take Feldetrex™ can expect reduced fatigue, reduced gait difficulty, and a better feeling of wellbeing.” page 29
•	“The benefit of our proprietary Feldetrex™ drug is that Feldetrex™ can be used to alleviate the symptoms of patients with Fibromyalgia while generating very few side effects.” page 30
•	“Feldetrex™ will reduce the need for narcotics and antidepressants in patients—treatments that can trigger harmful side effects such as addiction, heart problems, nausea, and vomiting.” page 30
•	“Patients who take Feldetrex™ are expected to feel less pain, generally feel better, and have less fatigue.” page 30
•	“Consequently, we believe that Feldetrex™ is able to reduce the symptomatology of Traumatic Brain Injury with a minimum of side effects.” page 31

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 11, 2011

Each of the referenced statements was removed.

24.        We note the following statement on page 28: “Feldetrex™ does not compete with FDA approved medications for Multiple Sclerosis, Fibromyalgia, or Traumatic Brain Injury but, rather, is an add-on drug to decrease symptomatology in those conditions.”  It appears that there are many FDA approved medications on the market to treat the symptoms of each of the listed illness; therefore, it is likely that your product candidates would, in fact, compete with other marketed drugs.  Please revise your disclosure to more accurately portray your competition in these markets.

The referenced statement was revised to read as follows:

“Feldetrex™ may serve as an additional medication utilized by physicians for the treatment of Multiple Sclerosis, Fibromyalgia, or Traumatic Brain Injury, and is designed to decrease symptomatology in those conditions.”

25.        We note the following statement on page 31: “Our proprietary Feldetrex™ drug has a mechanism of action via a manipulation of central nervous system neurotransmitters, which involves the cerebral cortex, limbic system, and spinothalamic tracts.”  Please explain in plain English how the mechanism contained in Feldetrex™ accomplishes the manipulation of CNS neurotransmitters.  Also, please describe any studies or tests conducted by the company in which this has been successfully accomplished.  If you have not successfully demonstrated that Feldetrex™ has such a mechanism, please revise this statement to clarify that you hope to demonstrate the effectiveness of this technique in future clinical studies.

The following sentence was added to the disclosure to clarify:

“Feldetrex™ utilizes a low dosage of Naltrexone which has been shown in multiple medical articles, in the medical literature, to increase endogenous enkephalins.  We have not independently conducted medical or laboratory tests to show the mechanism of action of this medication.”

Central Nervous System Disorders, page 32

26.        Please delete the following statements, as it does not appear that you have conducted clinical research that provides an empirical foundation for these claims:

•
“Feldetrex™ is a proprietary combination of generic medications that may decrease the symptomatology of fatigue, gait difficulty, depression, and incontinence in patients with Multiple Sclerosis.”  page 32

•
“We believe that Feldetrex™ has its favorable mechanism of action through a manipulation of brain neurotransmitters, which we believe occurs in a nontoxic manner due to the relatively low doses of the composite compounds.”  page 32

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 11, 2011

The referenced statements were removed.

27.        We note the following statement on page 32: “We have received a verbal commitment from a leading physician on staff at the University of Pittsburgh Medical Center-Pittsburgh (UPMC-Pittsburgh) to conduct an evaluation of Feldetrex™ sometime in 2011.”  Please revise your disclosure to identify the physician by name and to explain the evaluation method to be used by the physician.  Also, as it is already July of 2011, please provide an update on the progress of this evaluation.

The statement was revised to read as follows:

“We are in discussions with a physician on staff at the University of Pittsburgh Medical Center-Pittsburgh (UPMC-Pittsburgh) who has shown interest in a study utilizing Feldetrex™ sometime in 2013.”

28.        Please delete your statement on page 32 that you anticipate that your clinical trials for Feldetrex™ will be successful, as it appears that you have no basis on which to predict success for a complex process with unknown variables until you begin to generate clinical data.

The disclosure was revised as requested.

Infectious Diseases, page 32

29.        We note your statements that you plan to conduct proof of concept experimentations within the 2011 calendar year.  As it is already July of 2011, please provide an update on the progress of these experimentations.

The disclosure was revised to read as follows:

“We hope to perform initial concept experimentations within the year 2012”

30.        We note your statement that actual clinical trials with patients “may continue for up to one year.”  As it is common knowledge that clinical trials are often lengthy and can last many years before approval, please revise this statement to more accurately portray the clinical trial process.

The disclosure was revised to read as follows:

“Actual trials with patients may continue for many years.”

Oncology, page 33

31.        We note your statement that you plan to undertake additional studies at “a university/hospital during 2011 and 2012.”  Please clarify that you have no agreements with any universities or hospitals at this time, other than the verbal commitments discussed on page 32.

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 11, 2011

The disclosure was revised to read as follows:

“We plan to undertake additional studies at a university/hospital during 2012 and 2013, although we have no agreements with any such institutions at this time.”

32.        Please revise your disclosure to indicate where you plan to obtain the $300,000 to $500,000 required to conduct studies on your cancer-fighting technology, as mentioned at the bottom of page 33.

The disclosure was revised to read as follows:

“We estimate the cost for each of these studies to be between $300,000 and $500,000, including actual testing with cancer patients, which we anticipate funding from capital raised after we are public”

Patents and Intellectual Property Rights, page 34

33.        Please revise your disclosure to indicate in what jurisdictions Marv Enterprises, LLC and Altman Enterprises, LLC have filed provisional patent applications.

The disclosure was revised to reflect that applications have been filed in the United States and a PCT Europe National Patent.

34.        We note your statement that you anticipate that “other technologies that derive from these patents will also belong to us and are covered by the license agreements.”  Please summarize the terms of the license agreements which form the basis for this belief.

The disclosure was revised to read as follows:

“Because our license agreements cover the patents and “all applications of the United States and foreign countries that claim priority to the above PCT applications, including any non-provisionals, continuations, continuations-in-part, divisions, reissues, re-examinations or extensions thereof,” we anticipate that other technologies that derive from these patents will also belong to us and are covered by the license agreements.”

35.        Please revise your disclosure to provide the expected expiration year of each of your patents, once granted.

The disclosure was revised to reflect that the patents will be effective until 2029.

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 11, 2011

Regulation, page 35

36.        Please provide a summary of the pre-clinical and clinical trial process which your product candidates will be subject to once developed, as regulated by the FDA.  Employees, page 35.

The last sentence of the existing paragraph, and several new paragraphs, have been added as follows:

“Likewise, the approval process with the FDA is estimated to take approximately seven (7) years from the time it is started.  Similar trends are also evident in major markets outside of the United States.

Clinical trials are a set of procedures in medical research conducted to allow safety (or more specifically, information about adverse drug reactions and adverse effects of other treatments) and efficacy data to be collected for health interventions (e.g., drugs, diagnostics, devices, therapy protocols).  These trials can take place only after satisfactory information has been gathered on the quality of the non-clinical safety, and Health Authority/Ethics Committee approval is granted in the country where the trial is taking place.

Depending on the type of product and the stage of its development, investigators enroll healthy volunteers and/or patients into small pilot studies initially, followed by larger scale studies in patients that often compare the new product with the currently prescribed treatment.  As positive safety and efficacy data are gathered, the number of patients is typically increased.  Clinical trials can vary in size from a single center in one country to multicenter trials in multiple countries.

Due to the sizable cost a full series of clinical trials may incur, the burden of paying for all the necessary people and services is usually borne by the sponsor who may be a governmental organization, a pharmaceutical, or biotechnology company.  Since the diversity of roles may exceed resources of the sponsor, often a clinical trial is managed by an outsourced partner such as a contract research organization or a clinical trials unit in the academic sector.”

Employees, Page 35

37.        Please revise your disclosure to explain how you expect to accomplish your goals without any employees.

The following disclosure was added:

“Our officers and directors will continue to work for us without compensation for the forseeable future.  We anticipate hiring appropriate personnel on an as-needed basis, and utilizing the services of independent contractors as needed.”

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 11, 2011

Description of Property, page 36

38.        We note your statement that the company’s operations are being conducted out of the residence of the company’s president.  Please revise your disclosure to state the amount, if any, that the company has paid to Mr. Hartman since inception for the use of his personal office or for reimbursement of personal office expenses incurred by him to conduct the company’s business.  Please also describe any lease agreement, whether written or oral, that is in place between the company and Mr. Hartman or state that there is no such agreement.  If there is an agreement in place, please file a copy as an exhibit to the registration statement.

The disclosure was revised as follows:

“We do not currently lease or use any office space.  We have not paid any amounts to Mr. Hartman for the use of his personal office or for reimbursement of personal office expenses incurred by him.”

Management’s Discussion and Analysis or Plan of Operation, page 38

Summary Overview, page 38

39.        We note your statement under the subheading “Going Concern” on page 38 that you anticipate that you will begin generating revenues in 2013 and that your revenues will increase and exceed your expenses in less than 36 months.  Because it does not appear that you have any reasonable basis for making this assumption, please delete this statement.

The referenced statement was removed.

Sources and Use of Cash, page 40

40.        We note that your net cash used in operating activities for the three month period ending March 31, 2011 increased by $4,500 for “prepaid expenses.”  Please revise your disclosure to explain what the prepaid expenses were and to whom the $4,500 was paid.

The disclosure was revised to read as follows:

“Our net cash used in operating activities for the three month period ended March 31, 2011 was $15,869, which consisted of our net loss from operations of $11,564, increased by prepaid expenses of $4,500 (paid to our accountants and auditors for work performed subsequent to March 31, 2011), and offset by an increase in accounts payable of $135 and accrued interest to related parties of $135.”

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 11, 2011

Management’s Discussion and Analysis or Plan of Operations

Critical Accounting Estimates, page 42

41.        You state on page 33 that your goal is to discover, develop and bring to market innovative products and treatments that address major unmet medical needs.  You expect this goal to be supported by substantial research and development investments.  We believe that including disclosures about estimated future expenses related to your major research and development projects in the MD&A would be useful for investors.  Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities.  You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.  To the extent that information requested above is not estimable, disclose that fact and the reason why it is not estimable.

The following paragraph was added to the disclosure:

“Research and Development Expenses

We anticipate incurring significant research and development expenses in the future as we discover, develop, and bring to market new products and treatments.  We do not currently have an estimate of those costs because we do not know the extent or scope of products that we may be able to develop.  There are significant risks associated with developing projects on schedule and within budget, including but not limited to capital funding, loss of market share, and unforseen product liability.”

42.        You disclose on page five that you acquired your current technologies pursuant to the terms of two license agreements.  As consideration for the two licenses, you agreed to (i) pay a royalty of five percent (5%) of any sales of products using the technology, with no minimum royalty, and (ii) reimburse the licensor for any costs already incurred in pursuing its proprietary rights in the licensed technology and pay any costs incurred for maintaining or obtaining the licensors’ proprietary rights in the licensed technology in the U.S. and in extending the intellectual property to other countries around the world.  Please disclose your accounting policy for the amounts reimbursable to the licensor for costs already incurred and disclose the amounts.

The Company acknowledges the Commission staff’s comment and will restate its risk factor disclosure to be consistent with the heading.  The Company does not yet own the technologies.  They are licensed from, and owned by, companies which are owned by the Chairman of our Board of Directors, Dr. Mitchell S. Felder.  The costs incurred prior to the consummation of the license agreements were minimal and reimbursement of those costs was relinquished by Dr. Felder. As such, we did not account for any costs previously incurred by Dr. Felder.  The risk factor on page 5 has been revised to read as follows:

“We do not own our technologies, they are owned by, and licensed from, two entities that are under the control of the Chairman of our Board of Directors.

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 11, 2011

We do not currently own the technologies necessary to conduct our operations.  The patents necessary to pursue our intended business plan are under the control of our Chairman of the Board of Directors.  As consideration for the two licenses, we agreed to (i) pay a royalty of five percent (5%) of any sales of products using the technology, with no minimum royalty, and (ii) reimburse the licensor for any costs already incurred in pursuing its proprietary rights in the licensed technology and pay any costs incurred for maintaining or obtaining the licensors’ proprietary rights in the licensed technology in the U.S. and in extending the intellectual property to other countries around the world.  Licensor has the sole discretion to select other countries into which exclusive rights in the licensed technology may be pursued, and if we decline to pay those expenses, then licensor may pay said expenses and our licensed rights in those countries will revert to the licensor.  The license agreements contain provisions that require us to indemnify the licensors for any claims, including costs of litigation, brought against them related to the licenses, and require us to maintain insurance that may be burdensome.  In the event of a breach of our obligations under the license agreements, the licensors are entitled to various damages and remedies, up to and including termination of said license agreements.  The licensors are entities under the control of Dr. Mitchell S. Felder, the Chairman of our Board of Directors.  While Dr. Felder is one of our Company’s founders and the Chairman of our Board of Directors, there can be no assurance that he will extend the offer to license these technologies to us in the future as currently contemplated.”

Directors, Executive Officers, Promoters, and Control Persons, page 47

43.        Please revise the biographical information for William A. Hartman to indicate his principal occupation and employer from March 2008 until June 2010.

The following sentence was added to Mr. Hartman’s bio:

“From March 2008 until June 2010, Mr. Hartman was not directly employed but was planning the formation of Premier Biomedical, Inc.”

44.        Please revise the biographical information for Dr. Mitchell S. Felder to indicate what years he served as President and Chairman of Infectech/Nanologix and what year he founded that company.  Please be sure that Dr. Felder’s business experience during the last five years, including his principal occupation and employment, has been described pursuant to Item 401(e) of Regulation S-K.

The following disclosure was added to Dr. Felder’s bio:

“Dr. Felder has authored or co-authored six publications, three studies, and has 18 issued patents.  Dr. Felder is the former President, Chairman, and founder of Infectech/Nanologix (from its founding in 1989 through March 2007)—growing the company from startup to a $100 million market cap.  During the past five years, Dr. Felder has had as his principal occupation and employment work as an attending neurologist.  Dr. Felder is presently the acting Chief of the Department of Neurology at William Beaumont Army Medical Center in El Paso, Texas.”

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 11, 2011

45.        Please revise the biographical information for Heidi H. Carl to indicate her principal occupation and employer from May 2009 until June 2010.

The following disclosure was added to Ms. Carl’s bio:

“From May 2009 until June 2010, Ms. Carl was not directly employed but was working with Mr. Hartman in planning the formation of Premier Biomedical, Inc.”

46.        Please revise the biographical information for Justin Felder to provide a brief description of the patent and patent applications mentioned in order to clarify their relevance to the company.

The disclosure regarding Justin Felder was revised to read as follows:

“Mr. Felder has one granted patent (he was the co-author of a granted patent for a hydrogen bioreactor) and twenty patent applications.  Neither the granted patent, nor the patent applications, have any relevance to Premier Biomedical, Inc.”

Security Ownership of Certain Beneficial Owners and Management, page 50

47.        Please note that the information provided in the beneficial ownership table should be provided for each person who beneficially owns more than five percent of each class of the company’s voting securities, not ten percent as indicated on page 50.  Please revise.

The introductory paragraph to the table was revised.  It did not result in any changes to the table.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities, page 53

48.        Please revise your disclosure to provide a brief description of Sections 78.037 and 78.751 of the General Corporation Law of the State of Nevada, as referenced on page 53, as well as Article V of the company’s bylaws.  Please make similar revisions to your disclosure on page II-1 as well.

The following disclosure was added as requested:

“Paragraph 1 of Section 78.037 states that the articles of incorporation of a Nevada corporation may contain any provision, not contrary to the laws of the State of Nevada, for the management of the business and for the conduct of the affairs of the corporation.”

“Section 78.751 states that the articles of incorporation of a Nevada corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition.  It further states that indemnification does not exclude any other rights that an officer or director may have pursuant to the articles, bylaws, shareholders agreement or otherwise, and that it continues for a person who has ceased to be a director, officer, or employee of the company.”

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 11, 2011

“Article V of our Bylaws further addresses indemnification, including procedures for indemnification claims.  Indemnification applies to any person that is made a party to, or threatened to be made a party to, any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was an officer or director of the company.”

Financial Statements

49.        You disclose under Recent Sales of Unregistered Securities that you issued 2,500,000 warrants at $.00001 to the Lebrecht Group, your legal counsel, in exchange for services in connection with your private placement offering on June 21, 2011.  Please disclose the assumptions used to value these warrants and the amount of expenses recognized for legal services associated with these warrants in 2010 and 2011.  Please also disclose your accounting policy for equity instruments issued to non-employees.

The Company acknowledges the Commission staff’s comment.  The Company’s disclosure in the recent sales of unregistered securities section of its filing was misstated, and was inconsistent with its disclosure in the footnotes to the financial statements.  Accordingly, it has revised its disclosure in this section to be consistent with its disclosure in the footnotes to the financial statements.  These warrants were granted to The Lebrecht Group, APLC as consideration for the offering of securities.  As such, they accounted for these offering costs in accordance with Staff Accounting Bulletin Topic 5(a), in which the charges were netted against the gross proceeds of the offering.  The Company did not value the warrants as the resulting value would be recorded to Additional Paid in Capital as a net amount with no impact to the financial statements.  The revised disclosure in the recent sales of unregistered securities section on page II-2 is as follows:

“On June 21, 2010, we issued warrants to acquire 2,500,000 shares of our common stock at $0.00001 per share, over a ten year period from the date of issuance, to The Lebrecht Group, APLC, our legal counsel, as an offering cost related to the sale of a total of 10,000,000 founder’s shares of common stock to the Company’s Officers and Directors.  The resulting shares, when exercised, will be restricted in accordance with Rule 144.  The issuances were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 since the shareholder was a sophisticated investor, had access to the type of information that is normally available in a prospectus, and agreed not to resell or distribute the securities to the public.”

Notes to Financial Statements

Note 3 - Related Party, page F-9

50.        Please disclose the amount of the proceeds allocated to the founder’s shares issued, the warrants to purchase shares of series A convertible preferred stock and the warrants to purchase shares of common stock.  Please cite for us the authoritative literature you relied upon to support your accounting for the issuance of common stock and the warrants.

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 11, 2011

Respectfully, the Company did not value the common stock warrants and the preferred stock warrants.  They were sold as a combined offering to the founders for cash at a sales price equal to the common stock’s par value.  The total proceeds of the sale of the offering was received and recorded to Common Stock.  Based on the shares being issued to founders at par value rather than to third parties at potential bid prices, we determined that breaking down the relative fair values of the shares and warrants to add little value to the financial statements as it would have no effect on the accounting for these transactions.  Furthermore, if any of the proceeds value is assigned to the warrants this would result in the fair value associated with the common shares being presented at a value less than par, which the Company would not sell shares for due to legal restrictions.

Note 5 – Stockholders’ Equity, page F-10

51.        Please disclose the following information for each common stock and warrant issuances at each grant date:

•	The number of common shares issued or warrants granted, the fair value of the common shares or warrants, the exercise price of the warrants and the intrinsic value, if any;
•	Whether or not the valuation used to determine the fair value of the common shares and warrants was contemporaneous or retrospective;
•	Whether the valuation specialist was a related party,
•	A discussion of each significant factor contributing to the difference between the fair value of common shares and warrants issued as each grant date and the estimated IPO price; and
•
Describe the reasons for the significant increase in the value of your common shares from $.00001 on June 21, 2010 to $.25 on June 3, 2011 through the expected pricing of the IPO, including the events or circumstances that led to the significant increase in the value of your common stock.

Respectfully, the Company did not retain a valuation specialist to value the warrants for common or preferred stock because they were sold as a combined offering for cash.  The sale of each unit was allocated between common stock and additional paid in capital based on the cash received, which represented their combined relative fair value.  The Company did not believe it was necessary to incur the costs associated with obtaining a valuation from a specialist when there wouldn’t be an impact on its financial statements.

With respect to the different offering prices of our common shares, the Company has sold offerings in three different amounts from the Company’s inception through the date of its filing.  The initial offering price of $0.00001 was offered to the Company’s founders.  On February 28, 2011 the Company closed on an offering at a price of $0.10 per unit, with each unit consisting of one share of common stock and one common stock warrant.  The offering price was determined by management based on the value of the Company’s assets at the time and what they thought the investors would be willing to pay.

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 11, 2011

In April of 2011 the Company conducted a second offering at a price of $0.25 per unit, with each unit consisting of just one share of common stock.  The Company did not offer warrants with this offering.  The Company increased the offering from the previous $0.10 per unit to $0.25 per unit due to the fact that the Company had signed the license agreements and thus was more valuable.

Note 6 – Series A Convertible Preferred Stock Warrants, page F-11

52.        Please disclose whether the convertible preferred stock warrants had a beneficial conversion feature.  In this regard, please tell us how you determined the implied conversion price and how it compared to the fair value of your common stock.  Please reference for us the authoritative literature you relied upon to support your accounting for the issuance of the warrants convertible to preferred stock.

Respectfully, the Company evaluated the beneficial conversion feature in terms of ASC 470-20-25-1.  The Company doesn’t believe the preferred stock warrants that were sold with the sale of common stock to certain founders contain a beneficial conversion as they are warrants that can be exercised into convertible preferred stock.  The scope of the beneficial conversion feature guidance as described in ASC 470-20-15-1 is limited to all debt instruments and convertible preferred stock. Warrants are not within the scope of this guidance and therefore no further evaluation regarding the value of a potential beneficial conversion feature was necessary.

53.        Please disclose all of the assumptions used to estimate the fair value of your preferred stock warrants, including expected price volatility, dividends, etc.  Please also confirm that the assumptions used in the Black-Scholes model result in the fair value of the preferred stock warrants of $.001 at December 31, 2010 and that the fair value of the preferred stock warrants is identical to the weighted average exercise price disclosed on page F-12.

Respectfully, the Company did not value the preferred stock warrants.  They were sold as a combined offering to the founders for cash at a sales price equal to the common stock’s par value.  The total proceeds of the sale of the offering was received and recorded to Common Stock.  Any excess value attributed to the warrants would have resulted in an equal debit and credit to Additional Paid in Capital with no impact to the financial statements.

Note 7 – Common Stock Warrants, page F-13

54.        Please disclose all of the assumptions used to estimate the fair value of your common stock warrants, including the expected price volatility, dividends, etc.  Please also confirm that the assumptions used in the Black-Scholes model result in the fair value of the common stock warrants of $.00001 at December 31, 2010 disclosed on page F-12 and that the fair value of the common stock warrants is identical to the weighted average exercise price disclosed on page F-14.

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 11, 2011

Respectfully, the Company did not value the preferred stock warrants.  They were sold as a combined offering to the founders for cash at a sales price equal to the common stock’s par value.  The total proceeds of the sale of the offering was received and recorded to Common Stock.  Any excess value attributed to the warrants would have resulted in an equal credit to Additional Paid in Capital with no impact to the financial statements.

Recent Sales of Unregistered Securities, page II-1

55.        We note the first sentence under “Common Stock” on page II-1 which indicates that you sold 228,000 shares of common stock to 18 investors on June 3, 2011; however, page F-16 states that these shares were sold on both April 19, 2011 and June 3, 2011.  Please reconcile.

The disclosure was revised to read as follows:

“On June 3, 2011, we issued an aggregate of 122,000 shares of our common stock to fifteen (15) investors, for consideration of $0.25 per share, or $30,500.  The shares are restricted securities in accordance with Rule 144.  The issuances were exempt from registration pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933.  The investors had access to the type of information that is normally available in a prospectus, and agreed not to resell or distribute their securities to the public.

On April 19, 2011, we issued an aggregate of 106,000 shares of our common stock to three (3) investors, for consideration of $0.25 per share, or $26,500.  The shares are restricted securities in accordance with Rule 144.  The issuances were exempt from registration pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933.  The investors had access to the type of information that is normally available in a prospectus, and agreed not to resell or distribute their securities to the public.”

56.        We note your statement on page II-2 that you issued 500,000 shares of common stock to Scott Barnes on December 23, 2010; however, page F-10 states that these shares were issued on January 20, 2011.  Please reconcile.

The disclosure was revised to read as follows:

“On January 20, 2011, we issued 500,000 founders shares of our common stock to Scott Barnes, for services rendered as a director.  The shares are restricted in accordance with Rule 144.  The issuances were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 since the shareholder was a sophisticated investor, had access to the type of information that is normally available in a prospectus, and agreed not to resell or distribute the securities to the public.”

Laura Crotty
U.S. Securities and Exchange Commission
Division of Corporation Finance
August 11, 2011

Signatures, page II-7

57.        We note that your chief executive officer has signed the filing on behalf of the registrant and in his own capacities, but that the filing has not been signed by your chief financial officer and controller or principal accounting officer in those capacities.  Please amend your filing to include the signature of your CFO and controller or principal accounting officer.  If William A. Hartman, the chief executive officer, is also your CFO and controller or principal accounting officer, please indicate beneath his signature that he is signing the filing in each of these capacities in addition to the capacities listed.  See Instruction 1 to the Signatures section of Form S-1 for further information.

The signature of Heidi Carl as Chief Financial Officer and Principal Accounting Officer was added.

Company Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The letter attached hereto indicates the Company’s agreement and affirmation of the above “Company Statements.”

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Brian A. Lebrecht, Esq.

Brian A. Lebrecht, Esq.

August 11, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Laura Crotty

Re:	Premier Biomedical, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-174876

Dear Ms. Crotty:

Premier Biomedical, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing to be filed with the Commission on August 11, 2011:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ William A. Hartman

William A. Hartman
Chief Executive Officer